
05060077



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549



FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2004**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number **1-8590**

THRIFT PLAN FOR EMPLOYEES OF MURPHY OIL CORPORATION
(Full title of the Plan)

MURPHY OIL CORPORATION
(Name of issuer of securities held pursuant to Plan)

200 Peach Street, P. O. Box 7000, El Dorado, Arkansas (Address of issuer's principal executive office)

71731-7000 (Zip Code)

Thrift Plan for Employees of Murphy Oil Corporation

Table of Contents

All other supplemental schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted, as they are inapplicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Murphy Oil Corporation:

We have audited the statements of net assets available for benefits of the Thrift Plan for Employees of Murphy Oil Corporation (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Houston, Texas
June 28, 2005

Thrift Plan for Employees of Murphy Oil Corporation

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets		
Beneficial interest in Master Trust net assets available for benefits (see Note 2)	$ 155,848,562	142,404,477

See accompanying notes to financial statements, page 6.

Thrift Plan for Employees of Murphy Oil Corporation

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Beneficial interest in the net investment income of Master Trust (see Note 2)	$ 14,137,203
Contributions	
Employer, net of forfeitures	2,448,794
Employee	4,828,710
Rollover from other plans	159,258
Total contributions	7,436,762
Benefits paid directly to participants	(8,129,880)
Net change for the year	13,444,085
Net assets available for benefits at beginning of year	142,404,477
Net assets available for benefits at end of year	$ 155,848,562

See accompanying notes to financial statements, page 6.

1. Summary of Significant Accounting Policies and Provisions of the Plan

Basis of Presentation

The accompanying financial statements of the Thrift Plan for Employees of Murphy Oil Corporation [the Plan] have been prepared on an accrual basis and present the net assets available for benefits to participants in the Plan and changes in net assets available for benefits. These statements present the Plan's investments as a beneficial interest in the Master Trust (see Note 2). Benefits are recorded when paid. The Plan has made estimates in preparing the accompanying financial statements in accordance with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Significant Provisions

The following is a summary of certain information related to the Plan, which is sponsored by Murphy Oil Corporation [Murphy] and administered by Murphy's Employee Benefits Committee [the Committee]. The Plan documents should be referred to for a complete description of the Plan's provisions.

Each employee of one of the following companies [identified herein collectively as the Companies and individually as the Company] who is in Covered Employment as defined by the Plan may participate in the Plan.

A. Murphy Oil Corporation.
B. Murphy Oil USA, Inc., a wholly owned subsidiary of Murphy, other than (1) an employee represented by United Steelworkers of America, AFL-CIO, Local No. 8363, (2) an employee represented by International Union of Operating Engineers, AFL-CIO, Local No. 305, or (3) a retail store based employee of Murphy Oil USA, Inc.
C. Murphy Exploration & Production Company, a wholly owned subsidiary of Murphy.

A participant may have the following Plan accounts to which amounts may be allotted by the participant or contributed by the Company, with limitations as indicated.

A. Salary Deferral Account – participant's allotments up to a maximum of 8% of base pay for the year, except that if annualized salary was less than $90,000, a maximum of 25% of base pay for non-highly compensated employees, but not to exceed $13,000 annually in 2004.
B. Matching Employer Contribution Account – Company contributions based on the participant's allotments (up to a maximum of 5% of base pay) to the Salary Deferral Account and calculated as 50% of such allotments during the first five years of participation, 75% during the second five years and 100% thereafter.
C. Employee Contribution Account – participant's allotments up to a maximum of 5% of base pay for the year, except that if annualized salary was less than $90,000, a maximum of 10% of base pay.
D. Deductible Contribution Account – participant's allotments to this account have not been allowed after December 31, 1986, but established accounts have been allowed to remain.
E. Minimum 401(K) Contributions – participant's allotments to this account have not been allowed after March 31, 1992, but established accounts have been allowed to remain.
F. Rollover Account – a lump-sum investment of taxable assets that a participant has accumulated from a previous employer's plan or a discontinued ESOP of an affiliated company.

G. Discretionary Employer Contribution Account – Company discretionary contributions on a quarterly basis beginning January 1, 2000, of similar amounts to each of certain Retail Business store managers for initial investment in the Murphy Stock Fund (see Note 3). A vested participant may redirect this investment to the other options described in Note 3. Participation in this account became frozen as of September 1, 2003. Employees eligible to receive Company discretionary contributions as of September 1, 2003 continued to receive such contributions after this date until their full entitlement was contributed. The last Company discretionary contribution was made as of September 30, 2004.

H. Catch-Up Contribution Account – participant's allotments for all eligible employees who have attained age 50 before the close of the Plan year and are contributing the maximum pre-tax amount permitted by the Plan, up to a maximum of 75% of base pay for the year, but not to exceed $3,000 for 2004.

Each participant's account is credited with the participant's contribution and allocations of (*a*) the Company's contribution and (*b*) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

A participant is vested in Company contributions upon: completion of 36 months (12 months for Discretionary Employer contributions) of employment, retirement on or after age 65, death, permanent disability or discontinuance of the Plan. Any amounts contributed by the Companies that are forfeited by participants in accordance with provisions of the Plan are applied to reduce subsequent contributions by the Companies.

A vested participant may withdraw from the Matching Employer Contribution ("Matching Employer") Account either totally or partially (limited to at least 10%, but no less than $250, or any higher multiple of 5% up to 50% of the account balance). After a total withdrawal from the Matching Employer Account, a participant is not eligible for reinstatement of Company contributions until 12 months later; for a partial withdrawal, the suspension period is six months, and no other Matching Employer withdrawal may be made until at least 12 months after the most recent withdrawal. A participant may continue allotments to the Salary Deferral Account without interruption after a withdrawal from the Matching Employer Account.

A withdrawal from either a Salary Deferral Account or a Rollover Account is not permissible except upon a finding that a hardship exists as defined by federal tax regulations, upon the attainment of age 59½ or upon termination. In addition, a nonvested participant may only withdraw his/her Salary Deferral Account allotments without any adjustment for subsequent increases in value and forfeits Company contributions to the Matching Employer Contribution Account. After a hardship withdrawal from a Salary Deferral Account, participation in the Plan is suspended for 12 months.

A withdrawal from an Employee Contribution Account must be at least $250 and may not be made until at least 12 months after the most recent such withdrawal. No participation penalty is applied to such a withdrawal.

A withdrawal from a Deductible Contribution Account must be at least $250 and may not be made until at least 12 months after the most recent such withdrawal. No participation penalty is applied to such a withdrawal.

A withdrawal from a Minimum 401(K) Contribution Account is not permissible except upon termination.

A vested participant may withdraw from a Discretionary Employer Contribution Account under guidelines established by the Committee that are uniformly applicable to all participants.

Any taxable income distributed to a participant may be subject to a 10% penalty tax under the Tax Reform Act of 1986. A $20 fee is charged for an in-service nonhardship withdrawal.

A vested in-service participant may borrow a minimum of $500 and a maximum equal to the lesser of (a) $50,000 less the highest outstanding loan balance(s) in the last twelve months or (b) 50% of their vested account balance. A participant may have one general-purpose loan and one residential loan outstanding at any one time. A residential loan must be approved by the Committee. The term of each loan will be in whole years, with maximums of five years for a general-purpose loan and 15 years for a residential loan. Loan repayments, including interest at the prime rate as of the beginning of the loan period, are made into the participant's account through after-tax payroll deductions. Each loan has a $35 initiation fee and a $15 annual maintenance fee. Interest rates on outstanding loans at December 31, 2004 range from 4.0% to 9.5%.

Upon retirement, disability, or death of a participant, the participant or his/her designated beneficiary has the option to receive settlement in a lump sum or installment payments over a period of time not to exceed the actuarial life of the participant.

Obligation for Contributions to the Plan

The Companies have voluntarily agreed to make contributions to the Plan based on each participant's allotments to the Salary Deferral Account subject to a maximum of 5% of the participant's base pay. Although the Companies have not expressed any intent to terminate the Plan, they may do so at any time. In the event of Plan termination, participants become fully vested in their Matching Employer Contribution Accounts.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of the Murphy Oil Corporation common stock and Deltic Timber Corporation common stock allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any shares for which instructions have not been given by the participant.

Administrative Expenses

Murphy pays certain costs of Plan administration. Trustee fees and related expenses will be paid by either the Plan or by participants' fees.

2. Master Trust Net Assets

The assets of the Plan are commingled in a Master Trust with the assets of three other plans sponsored by Murphy. Fidelity Management Trust Company [FMTC], Boston, Massachusetts, is the Trustee. The Master Trust had no nonparticipant-directed investments related to the Plan except insignificant Discretionary Employer Contributions initially invested in the Murphy Stock Fund for a period up to twelve months. The participant may redirect this investment to all other investment options after completion of twelve months of employment. The following table presents the net assets of the Master Trust at December 31, 2004 and 2003 by type of investment.

	2004	2003
Investments at fair value		
Common Stock		
Murphy	$ 40,179,787	29,768,363
Deltic	740,583	578,208
Total common stock	40,920,370	30,346,571
Loans to participants	3,210,351	2,582,332
Common/collective trust	71,314,765	71,965,169
Registered investment companies	62,673,537	57,560,806
Cash	863,900	954,184
Other	(89,333)	(363,677)
Net assets	$ 178,893,590	163,045,385

The beneficial interests of the participating plans in the net assets of the Master Trust at December 31, 2004 and 2003 were as follows.

Plan Name	2004	2003
Thrift Plan for Employees of Murphy Oil Corporation	$ 155,848,562	142,404,477
Thrift Plan for Employees of Murphy Oil USA, Inc. Represented by United Steelworkers of America, AFL-CIO, Local No. 8363	14,057,600	12,817,195
Thrift Plan for Employees of Murphy Oil USA, Inc. Represented by International Union of Operating Engineers, AFL-CIO, Local No. 305	8,823,411	7,823,713
Profit Sharing Plan for Employees of Murphy Oil Corporation	164,017	–
Net assets	$ 178,893,590	163,045,385

The net increase in the net assets of the Master Trust for the year ended December 31, 2004, excluding participants' allotments, Company contributions, and benefit payments, was as follows.

Investment income	
Dividends and interest	$ 4,356,467
Participant loan interest	135,044
Net appreciation in market value of investments	
Murphy common stock	7,575,906
Other common stock	220,411
Registered investment companies	3,687,049
Total investment income	15,974,877
Administrative expenses	(64,807)
Net investment income	$ 15,910,070

The beneficial interests of the participating plans in the net investment income of the Master Trust for the year ended December 31, 2004 were as follows.

Plan Name	
Thrift Plan for Employees of Murphy Oil Corporation	$ 14,137,203
Thrift Plan for Employees of Murphy Oil USA, Inc. Represented by United Steelworkers of America, AFL-CIO, Local No. 8363	1,144,584
Thrift Plan for Employees of Murphy Oil USA, Inc. Represented by International Union of Operating Engineers, AFL-CIO, Local No. 305	623,644
Profit Sharing Plan for Employees of Murphy Oil Corporation	4,639
Net investment income	$ 15,910,070

The beneficial interests of the participating plans in the net assets of the Master Trust and the net investment income of the Master Trust are allocated in accordance with each participant's account balance. Quoted market prices are used to determine the fair value of investments in the registered investment companies and the common stock. The common/collective trust fund is valued at fair value as determined by the issuer of the common/collective trust fund. Participant loans are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Interest is recorded as earned and dividends are recorded on the ex-dividend date. Net appreciation on the sale of common stock and registered investment companies includes realized gains (losses) and unrealized appreciation (depreciation) in the fair value of these investments.

With respect to the Murphy Stock Fund and Deltic Stock Fund, FMTC has arranged to utilize a line of credit to facilitate the purchase activity in the event that trading transactions on any given day exceed the cash position of the stock fund. At December 31, 2004 and 2003, there was no outstanding balance related to this line of credit.

The Managed Income Portfolio II (MIP II) is a common/collective trust fund that invests primarily in guaranteed investment contracts (GICs) and synthetic GICs. The GICs and synthetic GICs are fully benefit-responsive and are recorded at contract value, which approximates fair value. Contract value is determined based on invested principal plus interest earned thereon. The effective yield of the common/collective trust fund was 3.81% for the year ended December 31, 2004.

At December 31, 2004 and 2003, the Master Trust had significant concentrations of credit risk in the MIP II, the Fidelity Fund, the common stock of Murphy, the Fidelity Balanced Fund, and the Fidelity Dividend Growth Fund. The Fidelity Fund, the Fidelity Balanced Fund and the Fidelity Dividend Growth Fund are established mutual funds sponsored by a highly regarded investment management company. MIP II is a common/collective trust sponsored by FMTC. The future value of the investment in Murphy Common Stock will depend on the future well-being of Murphy, the petroleum industry and the overall U.S. economy. Historically, the Master Trust has not incurred any credit-related losses.

The following table lists the investments that were 5% or more of the beneficial interests of the Plan in the net assets of the Master Trust as of December 31, 2004 and 2003.

	2004	2003
Managed Income Portfolio II, common/collective trust, 71,314,765 units and 71,965,169 units, respectively	$ 71,314,765	71,965,169
Fidelity Fund, registered investment company, 904,342 units and 986,656 units, respectively	27,021,759	27,705,302
Murphy Common Stock, 499,438 shares and 455,801 shares, respectively	40,179,787	29,768,363
Fidelity Balanced Fund, registered investment company, 594,450 units and 603,562 units, respectively	10,593,114	10,109,671
Fidelity Dividend Growth Fund, registered investment company, 323,649 units and 300,965 units, respectively	9,220,764	8,216,362

3. Investment Options

In 2004, each Plan participant could have invested in one or more of twenty-four investment options within the Master Trust. The following paragraphs briefly describe each of these options. Except for certain limitations as described below on the Deltic Stock Fund, a participant determines how each of his/her accounts is divided among the different options, but any division of a participant's allotments, Company contributions or account balance transfers must be at least the greater of 1% of the account balance or $250, or any higher multiple of 1%.

The Fidelity Fund is a growth and income mutual fund managed by Fidelity Management & Research Company [FMRC], Boston, Massachusetts, an affiliate of FMTC. The goal of the Fidelity Fund is to provide long-term capital growth while also pursuing current income. It invests primarily in common stock and securities convertible into common stock; some assets may be invested in a broad range of domestic and foreign equity and debt securities.

The Fidelity Balanced Fund [FBF], also managed by FMRC, is a mutual fund that has a balanced portfolio of U.S. and international stocks and bonds and may include futures and options. The goal of FBF is to provide as much income as possible while preserving capital and considering the potential for capital growth. At least 25% of the portfolio must be investment-grade debt securities and preferred stocks.

The Fidelity Capital Appreciation Fund [FCAF] is growth mutual fund, investing primarily in common stocks. The fund may invest in securities of domestic and foreign issuers. The goal of FCAF is to provide capital appreciation.

The Fidelity Diversified International Fund [FDIF] managed by FMRC is a growth mutual fund that invests overseas, with at least 65% of its assets in foreign securities. The goal of FDIF is to increase its value over the long term through capital growth. If a participant invests in this option and holds it for less than 30 days, the fund will deduct a trading fee of 1% of the ending value of FDIF shares held.

The Fidelity Dividend Growth Fund [FDGF] is a growth mutual fund managed by FMRC and is invested in stocks of medium to large companies that have the potential to either increase their dividends or start paying dividends. The goal of FDGF is to increase its value over the long term through capital growth.

The Fidelity Freedom Income Fund [FFIF] managed by Strategic Advisers, Inc., is an asset allocation mutual fund that invests approximately 20% of its assets in Fidelity stock mutual funds, 40% in Fidelity bond mutual funds, and 40% in Fidelity money market mutual funds. The goal of the FFIF is to provided high current income and, as a secondary objective, some capital appreciation for those already in retirement.

The Fidelity Freedom 2000 Fund managed by Strategic Advisers, Inc., is an asset allocation mutual fund that invests approximately 23% of its assets in Fidelity stock mutual funds, 41% in Fidelity bond mutual funds, and 36% in Fidelity money market mutual funds. The mix of underlying funds becomes more conservative over time. The goal of this fund is to provide high total returns for investors expected to have retired around the year 2000.

The Fidelity Freedom 2005 Fund managed by Strategic Advisers, Inc., is an asset allocation mutual fund that invests approximately 48% of its assets in Fidelity stock mutual funds, 43% in Fidelity bond mutual funds, and 9% in Fidelity money market mutual funds. The mix of underlying funds becomes more conservative over time. The goal of this fund is to provide high total returns for those planning to retire around 2005.

The Fidelity Freedom 2010 Fund managed by Strategic Advisers, Inc., is an asset allocation mutual fund that invests approximately 45% of its assets in Fidelity stock mutual funds, 45% in Fidelity bond mutual funds, and 10% in Fidelity money market mutual funds. The mix of underlying funds becomes more conservative over time. The goal of this fund is to provide high total returns for those planning to retire around 2010.

The Fidelity Freedom 2015 Fund managed by Strategic Advisers, Inc., is an asset allocation mutual fund that invests approximately 58% of its assets in Fidelity stock mutual funds, 37% in Fidelity bond mutual funds, and 5% in Fidelity money market mutual funds. The mix of underlying funds becomes more conservative over time. The goal of this fund is to provide high total returns for those planning to retire around 2015.

The Fidelity Freedom 2020 Fund managed by Strategic Advisers, Inc., is an asset allocation mutual fund that invests approximately 71% of its assets in Fidelity stock mutual funds, and 29% in Fidelity bond mutual funds. The mix of underlying funds becomes more conservative over time. The goal of this fund is to provide high returns for those planning to retire around 2020.

The Fidelity Freedom 2025 Fund managed by Strategic Advisers, Inc., is an asset allocation mutual fund that invests approximately 76% of its assets in Fidelity stock mutual funds, and 24% in Fidelity bond mutual funds. The mix of underlying funds becomes more conservative over time. The goal of this fund is to provide high total returns for those planning to retire around 2025.

The Fidelity Freedom 2030 Fund managed by Strategic Advisers, Inc., is an asset allocation mutual fund that invests approximately 83% of its assets in Fidelity stock mutual funds, and 17% in Fidelity bond mutual funds. The mix of underlying funds becomes more conservative over time. The goal of this fund is to provide high total returns for those planning to retire around 2030.

The Fidelity Freedom 2035 Fund managed by Strategic Advisers, Inc., is an asset allocation mutual fund that invests approximately 85% of its assets in Fidelity stock mutual funds, and 15% in Fidelity bond mutual funds. The mix of underlying funds becomes more conservative over time. The goal of this fund is to provide high total returns for those planning to retire around 2035.

The Fidelity Freedom 2040 Fund managed by Strategic Advisers, Inc., is an asset allocation mutual fund that invests approximately 88% of its assets in Fidelity stock mutual funds, and 12% in Fidelity bond mutual funds. The mix of underlying funds becomes more conservative over time. The goal of this fund is to provide high total returns for those planning to retire around 2040.

The CRM Mid Cap Value Fund [CRMMCVF] is a mid cap mutual fund that invests at least 80% of its total assets in U.S. equity securities of companies between the capitalization of the smallest and largest companies in the Russell Midcap® Value Index at the time of purchase. The goal of the CRMMCVF is to provide long-term capital appreciation.

The Deltic Stock Fund [DSF], is a unitized fund comprised predominately in the common stock of Deltic Timber Corporation [Deltic] and a small cash component used to facilitate participant transactions. Deltic was wholly owned by Murphy prior to December 31, 1996, when Murphy's stockholders received Deltic's common stock in a spin-off transaction. This investment in Deltic stock resulted from the spin-off to Murphy stock held by the Master Trust. A participant may direct that all or part of his/her DSF account be either transferred to another option or withdrawn but cannot direct any allotments, Company contributions or transfers from other options to DSF.

The Managed Income Portfolio II [MIP II] is managed by FMTC and has investment contracts with major insurance companies and other approved financial institutions and in certain fixed-income securities; a small portion of MIP II is invested in a money market fund for daily liquidity. The goal of MIP II is to preserve investment principal and try to maintain a stable $1.00 unit price while earning interest income. Investment contracts held by MIP II pay a specified rate of interest and repay principal upon maturity. Participant withdrawals and investment option transfers are paid at book value (principal and interest accrued to date) on the contracts.

The Murphy Stock Fund [MSF], which is managed by FMTC, is a unitized fund comprised predominantly in the common stock of Murphy Oil Corporation and a small cash component used to facilitate participant transactions. A participant withdrawing from MSF may elect to receive either cash or Murphy stock. If the participant elects to receive stock, the value of his/her MSF withdrawal is converted to equivalent shares of stock based on the market price at the effective date of withdrawal, and the participant receives the whole shares and cash for any fractional share.

The Pimco Total Return Fund [PTRF] is an income mutual fund managed by Pacific Investment Management Company, Newport Beach, California, and is invested in all types of bonds including U.S. government, corporate, mortgage and foreign; the average portfolio duration is three to six years, including both short-term and long-term maturity investments. The goal of PTRF is to provide a total return that exceeds general bond market indices.

The Royce Low-Priced Stock Fund [RLPSF] managed by Royce and Associates, LLC, is a small and micro-cap blend mutual fund that invests in companies that are trading for less than $20 per share at the time of purchase. The goal of RLPSF is to provide long-term capital growth.

The Scudder-Dreman High Return Equity Fund [SDHREF] is a value mutual fund managed by Zurich Scudder Investments, Inc. At least 80% of its assets are invested in common stocks of large U. S. companies believed to be undervalued. The goal of SDHREF is to preserve the principal investment while earning interest income.

The Spartan Extended Market Index Fund [SEMIF] is an index mutual fund managed by FMRC. At least 80% of its assets are invested in common stocks included in the Wilshire 4500 Equity Index, which represents the performance of stocks of small to mid-cap U.S. companies. The goal of SEMIF is to provide investment results that correspond to the total returns of stocks of such companies. If a participant invests in this option and holds it for less than 90 days, the fund will deduct a trading fee of .75% of the ending value of SEMIF shares held.

The Spartan U. S. Equity Index Fund [SUSEIF] is a growth and mutual fund that normally invests at least 80% of its assets in common stocks included in the S&P 500® Index, which broadly represents the performance of common stocks traded in the U.S. The goal of SUSEIF is to provide investment results that correspond to the total return performance of common stocks publicly traded in the United States.

The Strong Growth Fund [SGF] is a growth mutual fund managed by Strong Capital Management, Inc., Milwaukee, Wisconsin SGF invests primarily in stocks that it believes have above average growth prospects, including common and preferred stocks, both domestic and foreign. The goal of SGF is to increase its value over the long term through capital growth. Effective September 1, 2004, the Strong Growth Fund became frozen to all new investors. Participants with existing balances were given until December 1, 2004 to transfer out of SGF. As of December 1, 2004 any remaining account balances in the SFG were transferred to the plan's default, Fidelity Freedom Fund.

Valuations of individual participants' investments in each investment option and of the total beneficial interest of the Plan are determined by Fidelity Investments Institutional Operations Company, Inc.

4. Plan Investments

The following table represents the fair value of individual investment funds held under the Murphy Oil Corporation Master Trust which exceed 5% of the Plan's net assets as of December 31, 2004 and 2003:

	2004	2003
Murphy Stock Fund	$ 37,543,201	28,224,469
Fidelity Fund	22,118,320	22,148,082
Fidelity Balanced Fund	8,451,279	8,345,292
Fidelity Managed Income Portfolio II	64,032,094	65,153,589

5. Risk and Uncertainties

The Plan, through its investment in the Master Trust, provides for investment in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

6. Related Party Transactions

Fidelity Investments Institutional Operations Company, Inc. [FIIOC] handles record keeping and administration of the Plan and the Master Trust. Certain of the Plan's investment options are in mutual funds managed by Fidelity Management & Research Company [FMRC]. FIIOC and FMRC are both affiliates of Fidelity Management Trust Company [FMTC], who is the Trustee for the Plan and also manages the Managed Income Portfolio II, the Murphy Stock Fund and the Deltic Stock Fund. FMRC's fees were deducted from the earnings of the mutual funds it manages. The Master Trust paid $64,807 in trustee and administrative fees to FMTC and FIIOC in 2004. Several brokers who are also affiliates of FMTC bought or sold securities for the Master Trust in 2004; fees paid directly to affiliated brokers were $9,663. In addition, the Plan provides for investment in Murphy Oil Company common stock and participant loans, which also qualify as party-in-interest transactions. These transactions are covered by exemptions from the "prohibited transactions" provisions of ERISA and the Internal Revenue Code of 1986, as amended.

7. Income Taxes

The Committee believes that the Plan meets the necessary requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended, and accordingly, that the related Master Trust is exempt from taxation under the provisions of Section 501(a) of the Internal Revenue Code of 1986, as amended. Until cash or shares are withdrawn from the Plan by a participant or a participant's beneficiary, no income tax is payable by the participant/beneficiary on: contributions made by the Company on the participant's behalf, allotments made by the participant pursuant to the Economic Recovery Tax Act of

1981, or the participant's proportional share of the investment income of the Master Trust. A favorable determination letter dated May 31, 2005 was received by the Plan. Therefore, the Plan administrator believes that the Plan was qualified, and the related trust was tax-exempt as of December 31, 2004 and 2003.

8. Plan Amendments

There were no plan amendments in 2004.

Thrift Plan for Employees of Murphy Oil Corporation

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of issue/ description of investment	Current value
Beneficial interest in Master Trust*	$ 153,233,292
Participant loans* (interest rates ranging from 4.0% to 9.5%)	2,615,270
Total assets (held at end of year)	$ 155,848,562

*Identified party-in-interest

See accompanying report of independent registered public accounting firm.

Thrift Plan for Employees of Murphy Oil Corporation

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

THRIFT PLAN FOR EMPLOYEES OF
MURPHY OIL CORPORATION



Date: June 28, 2005

By: ______________________
G. L. Gilreath Jr.
Corporate General Manager of Administration and
Chairman of Employee Benefits Committee,
Murphy Oil Corporation

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Murphy Oil Corporation:

We consent to incorporation by reference in the Registration Statements (Nos. 2-86749 and 2-86760) on Form S-8 of Murphy Oil Corporation of our report dated June 28, 2005, with respect to the statements of net assets available for benefits of the Thrift Plan for Employees of Murphy Oil Corporation as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004, and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2004, which report appears in the December 31, 2004, Annual Report on Form 11-K of the Thrift Plan for Employees of Murphy Oil Corporation.

KPMG LLP

Houston, Texas
June 28, 2005